July 21, 2011

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 4631
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated July 15, 2011, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 25, 2011 and the Form 10-Q for the period ended March 31, 2011 of the Company filed with the SEC on April 29, 2011.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the above filings. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 21, 2011
Mr. Decker

Form 10-K for the Year Ended December 31, 2010

Financial Statements
19. Commitments and Contingencies
Lega1 Contingencies, page 130

1.
We have read your response to comment four from our letter dated May 17, 2011.  While we understand that the nature of litigation makes it difficult to predict with certainty the eventual outcome of a case or claim, ASC 450-20-50 does require disclosure of an estimated range of reasonably possible losses for legal contingencies where it is possible to make such an estimate.  In future filings, please expand your disclosures in a similar manner to your response to state, if true, that it is not possible to estimate the range of reasonably possible losses as it relates to your legal contingencies.

Response to Comment 1

In future filings, if facts continue to support our conclusions, we will expand our disclosures in a similar manner to our response dated June 30, 2011, to state that it is not possible to estimate the range of reasonably possible losses as it relates to our legal contingencies.  We will adjust our disclosures in future filings if facts supporting our assessment change.

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If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours, /s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP